Exhibit 12.1

	Endologix, Inc.
	Computation of Ratios of Earnings to Fixed Charges
	(in thousands)

	Year Ended December 31,

	2016	2015	2014	2013	2012	2011
EARNINGS:
Loss before income taxes	$(154,179)	$(59,761)	$(32,480)	$(16,078)	$(35,243)	$(28,816)
Plus: Fixed charges (see below)	$16,954	$8,229	$6,617	$521	$203	$305
Total earnings/(loss) to cover fixed charges	$(137,225)	$(51,532)	$(25,863)	$(15,557)	$(35,040)	$(28,511)

FIXED CHARGES:
Interest expense	$15,841	$7,476	$5,709	$321	$7	$32
Interest portion of rental expense (1)	$1,113	$753	$908	$200	$196	$273
Total Fixed charges	$16,954	$8,229	$6,617	$521	$203	$305
Preferred stock dividends	$—	$—	$—	$—	$—	$—
Combined fixed charges and preferred stock dividends	$16,954	$8,229	$6,617	$521	$203	$305

RATIO OF EARNINGS TO FIXED CHARGES	--	--	--	--	--	--
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	--	--	--	--	--	--

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(154,179)	$(59,761)	$(32,480)	$(16,078)	$(35,243)	$(28,816)

DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$(154,179)	$(59,761)	$(32,480)	$(16,078)	$(35,243)	$(28,816)

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.